Exhibit 2

June 9, 2022

The Board of Directors

Mereo BioPharma Group PLC

1 Cavendish place

London, W1G 0QF

Attention: Michael Wyzga, Chairman

Dear Members of the Board of Directors:

I am writing you on behalf of Rubric Capital Management LP (together, “Rubric”, “we”, or “our”), whose managed funds and accounts collectively own approximately 13.1% of the common stock of Mereo BioPharma Group plc (the “Company” or “Mereo”).

The current Board has presided over a precipitous decline in the value of shareholders’ investment. As we have communicated privately to you in good faith on several occasions, we believe the Company’s depressed market value, deteriorating financial position and uncertain product pipeline require fresh thinking about the Company’s value creation strategy.

We believe the Board must immediately launch a review of the Company’s assets with a view to winding down clinical operations and partnering alvelestat and the Company’s other compounds to the extent possible with an eye to maximizing the value of the cash and rights to setrusumab. The conclusion to us is clear: Mereo shares could be worth more than $4.00 per ADS on a risk-adjusted basis without ascribing any value to alvelestat or etiglimab, but the market is ascribing over negative $600 million to the current Board stewardship of the Company and its assets.

The Company’s June 2nd “portfolio prioritization plan” is, in our view, woefully inadequate to address the capital allocation concerns we have with Mereo (and we believe our view is generally shared by investors as Mereo shares traded off as much as 16% that day). The concept that Mereo will “target its investment toward the activities required in support of the EU and UK territories”, when the Company has nowhere near the resources nor expertise to conduct commercialization of those territories on its own, seems profoundly inappropriate given the timeline for the recently commenced Ultragenyx program and the extremely high cost of capital of Mereo. We are deeply disappointed at the Board’s continued failure to take decisive action on alvelestat, etigilimab, and the excessive administrative costs of Mereo.

As we have communicated with you previously, a few recent events inform our view that the status quo operation of the Company is unacceptable:

1.	The “success” of alvelestat in ASTRAEUS, while providing interesting data about the drug’s clinical utility, poses too high a risk in Phase 3 for Mereo shareholders to bear alone considering the failure of the original desmosine endpoint to achieve statistical significance and the necessary FDA concordance on endpoints in a potential trial. While we hope a partner can be found to take this asset forward given the signal generated on the neutrophil elastase activity and Aα-val360 endpoints, we do not believe it is in the best interests of shareholders to solely finance a trial at this time.

2.	The failure of SKYSCRAPER-01 and SKYSCRAPER-02 have diminished the market value of all TIGIT antibodies, including etiglimab. While the Company has been clear spending on this program will be limited, it’s time to cut all spending on it.
3.	The Company’s cost of capital has increased dramatically due to these events and the broad sell-off of biotechnology equities. Mereo’s enterprise value has declined from ~$300 million a year ago to negative $20 million today. The Company burned 10% of its cash in the first quarter and continues to burn cash on a small but expensive full-time staff, clinical trials, and Board fees.

To demonstrate our plan for value creation and highlight how much value destruction is being ascribed to the current strategy, we present the following illustrative analysis. Except as indicated, our analysis is based on publicly available information.

Ultragenyx Partnership Model
Number of OI Patients Globally	60,000 [1]
Number of OI Patients ex EU	40% [2]
Total Patients Addressable by Ultragenyx	24,000
Peak Penetration	17% [2]
Illustrative Price Per Patient	$150,000 [2]
Peak Revenue to Ultragenyx ($MM)	$612
Royalty Rate to Mereo (Net of Sublicense to Novartis)	16% [3]
Royalty Revenue to Mereo ($MM)	$98
% of Royalty Due to Novartis under License Agreement	20% [4]
Net Royalty ($MM)	$78
Market Multiple for Royalty Transactions	5.5x
Market Value of Royalty ($MM)	$431
Milestone Amount ($MM)	$254
% Milestones Achieved	40% [5]
% Milestones Due to Novartis under License Agreement	20% [4]
Total Milestones Received ($MM)	$81
Total Value of Setrusumab Partnership ($MM)	$512
Probability of Success	65% [2]
Total Risk Adjusted Value to MREO ($MM)	$333
Adding it all up:
Risk Adjusted Value of Setrusumab Royalty ($MM)	$333
Risk Adjusted Value for EU Rights ($MM)	$154 [5]
Estimate of Navicixizumab Partnership Value ($MM)	$25 [5]
Cash on Hand as of 3/31/22 ($MM)	$111
Wind Down Costs ($MM)	($25) [5]
Total Value of Cash + Partnerships	$598
Per MREO ADS	$4.13
Upside to Last Closing Price	544.9%
Current Enterprise Value of MREO ($MM)	($19) [5]
Market Implied Value of Mereo's Current Pipeline and Strategy ($MM)	($617)

1. Ultragenyx estimate: https://www.ultragenyx.com/our-research/our-pipeline/ux143-for-osteogenesis-imperfecta-mereo-biopharma-collaboration/

2. Sellside estimates.

3. Tiered Double Digit % Royalty on Net Sales per Mereo disclosure. Low single digits sublicense royalty to Novartis per 20-F.

4. Based on split of Ultragenyx upfront payment per Mereo filings.

5. Rubric estimates.

To further highlight this mismatch in value, here is what Dr. Emil Kakkis, the President and CEO of Ultragenyx had to say at the Morgan Stanley Conference last September regarding the prospects of setrusumab:

I do think that the osteogenesis imperfecta program is not getting enough attention. I do think it's also an advanced stage program like the gene therapy. In some ways, it's a little more straightforward. And it's right up our alley, and it's bigger than XLH, in our mind, in terms of number of patients and value. So, I think OI should probably -- I think the other thing is, as a company, we are incredibly effective and efficient at discovering how to develop things and getting them done. (emphasis added)

When the CEO of the company holding the rights to setrusumab is saying it could be larger than its own “blockbuster” drug CRYSVITA–which consensus expectations have as generating over $1 billion in peak revenue–and Mereo–which is owed up to $254 million in potential milestones payments and a double-digit royalty on sales of the drug–is trading at negative ~$20 million enterprise value, it becomes startlingly clear that a course correction at Mereo is needed immediately to unlock this value.

In conclusion, the Company is at a crucial juncture and navigating this situation requires decisive action. Given the Board’s limited direct shareholder ownership (who, to our knowledge, own less than 1% of shares outstanding (excluding options) and have not made any open market purchases in the last year) and considering Mereo’s current high cost of capital, we do not currently believe there is proper alignment between shareholders and the Board regarding the maximization of the Company’s valuable assets, both financial and operational. The funding environment and risk tolerance in the biotech market globally has changed dramatically for the worse in the last 18 months. While shareholders have suffered enormously, Mereo’s management and Board continue to ignore this new reality. In our view, the opportunity in Mereo shares is too large to maintain the status quo. Failing such action, we reserve our rights as shareholders to take further steps to protect and maximize the interests of all shareholders.

Sincerely,

David Rosen

Rubric Capital Management LP